Filed Pursuant to Rule 424(b)(3)
Registration No.:     333-151131

PROSPECTUS SUPPLEMENT NUMBER TWO

SUNSHINE FINANCIAL, INC.
SUNSHINE SAVINGS BANK 401(k) PLAN

This prospectus supplement number two supplements the original prospectus supplement dated August 12, 2008 relating to the election by participants in the Sunshine Savings Bank 401(k) Plan to direct the plan trustee to invest all or a portion of their funds in the plan in the common stock of Sunshine Financial, Inc.  This prospectus supplement should be read in conjunction with the original prospectus supplement and prospectus of Sunshine Financial, Inc. dated August 12, 2008.  The Sunshine Savings Bank 401(k) Plan is referred to in this prospectus supplement number two as the as the “401(k) Plan.”

The disclosure in the original prospectus supplement, in particular under the heading “THE OFFERING – Subsequent Elections,” indicated that participant’s in the 401(k) Plan would have the ability to continue to direct the investment of past and current contributions among the investment options available under the 401(k) Plan, including the Employer Stock Fund.  This is not the case.  The offering is your only opportunity to allocate funds in your 401(k) Plan account to the Employer Stock Fund.   Accordingly, the disclosure under the heading “THE OFFERING – Subsequent Elections” on page 2 of the original prospectus supplement is revised in its entirety, as follows:

Subsequent Elections

After the offering, you will continue to be able to direct the investment of past balances and current contributions in the investment options available under the 401(k) Plan, excluding the Employer Stock Fund (the percentage invested in any option must be a whole percent).  The offering is your only opportunity to allocate funds in your 401(k) Plan account to the Employer Stock Fund.  The allocation of your interest in the various investment options offered under the 401(k) Plan may be changed daily.  After the offering, you may transfer funds you have allocated to the Employer Stock Fund to other investment options in the 401(k) Plan.  Special restrictions may apply to transfers directed from the Employer Stock Fund by those participants who are our executive officers and principal shareholders, including those in the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.  In particular, executive officers of Sunshine Financial, Inc. and Sunshine Savings Bank will not be able to transfer their initial investment out of the Employer Stock Fund for a period of one year following consummation of the offering.

The deadline for submitting a direction to transfer amounts to the Employer Stock Fund in order to purchase Sunshine Financial common stock in the stock offering is extended to September 10, 2008, unless further extended.  Your completed election form must be returned to the stock information center, 1400 East Park Avenue, Tallahassee, Florida 32301, by 12:00 Noon, eastern standard time on that date.

The securities offered hereby are not deposits or accounts and are not federally insured or guaranteed.

The securities offered hereby have not been approved or disapproved by the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, or any state securities commission or agency, nor have these agencies passed upon the accuracy or adequacy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 4, 2008.